Filed pursuant to Rule 433

Registration Statement No. 333- 222022

Green Bond Allocation Report May 2020 RBS.com Later in 2020 The Royal Bank of Scotland Group plc (“RBSG”) is intended to be renamed NatWest Group plc . An announcement will be made confirming when the name change has taken place . The issuer of the Green Bond discussed in this report will thereafter be named NatWest Group plc . Free Writing Prospectus dated May 19, 2020 (to Prospectus dated December 13, 2017 and Preliminary Prospectus Supplement dated May 19, 2020)

Allocation Report

Portfolio-based report, adapted from the Harmonized Framework for Impact Reporting.
We[1] recognise investors' preference for enhanced information on Use of Proceeds. Where possible, we will provide further information and examples of eligible projects within 12 months, as set out in our Green, Social and Sustainability Bond Framework.

This table sets out our portfolio as at May 2020 of eligible green loans in accordance with our Framework.

Renewable Energy Technology	Number of Projects	Notional[2] (£m)	Notional Share of Total Portfolio (%)	Eligibility for Green Bonds (%)	Energy Capacity[3] (MW)	Capacity Share of Total Portfolio (%)
Solar	4	221	45	100	518	16
Onshore Wind	4	178	36	100	975	31
Offshore Wind	4	74	15	100	1,658	53
Hydropower	1	22	4	100	4	<1
Totals	*13*	*495*	*100*	-	*3,155*	*100*

Selection criteria is in line with the RBS Group Green, Social and Sustainability Bond Framework, available on RBS.com.

1. "We", "our" and "RBS Group" refers to The Royal Bank of Scotland Group plc.
2. The notional required to match the proceeds of the Green Bond will be maintained throughout the life of the issuance on an annual basis. The notional of the individual renewable energy classes is subject to change as new assets are added to the portfolio as required, and represent RBSG's share of syndicated debt facilities where applicable.
3. The total energy capacity of each technology represents the composition of the portfolio at issuance and is subject to change. Such capacities represent that of entire projects which may be funded by syndicated debt facilities. Data reported by borrower and not verified by RBSG.

RBS 2 Green Bond Allocation Report

For further information about the RBS Group Green Bond, contact: Paul Pybus, Head of Debt Investor Relations +44 207 672 1758 Scott Forrest, Head of Treasury DCM +44 131 626 1329 Sustainable Bonds Mailbox sustainablebonds@rbs.com © 2020 National Westminster Bank plc. RBS.com/investors RBSG has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates . Before you invest, you should read the base prospectus and the prospectus supplement referenced above in that registration statement and other documents RBSG has filed with the SEC for more complete information about RBSG and this offering . You may obtain these documents for free by visiting EDGAR on the SEC website at www . sec . gov . Alternatively, the Joint Bookrunners and Joint Lead Managers will arrange to send you the base prospectus at no charge if you request it by calling NatWest Markets Securities Inc . toll - free at 1 - 203 - 897 - 6166 , or in writing, at RBS Gogarburn, PO Box 1000 , Edinburgh, Scotland, EH 12 1 HQ . Forward looking statements This document contains forward - looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 , such as statements that include, without limitation, the words ‘will’ and similar expressions or variations on these expressions . These statements concern or may affect future matters, such as The Royal Bank of Scotland Group plc’s (“RBSG”) deployment of the net proceeds of its offering of green bonds and reporting thereon . Forward - looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward - looking statements . Factors that could cause or contribute to differences in current expectations include, but are not limited to, the actual deployment of the net proceeds of offerings of green bonds and RBSG’s reporting on such matters . These and other factors, risks and uncertainties that may impact any forward - looking statement or RBSG's actual results are discussed in RBSG plc's most recent Annual Report on Form 20 - F and Reports on Form 6 - K, as well as the prospectus and prospectus supplement for the offering of green notes . The forward - looking statements contained in this document speak only as of the date of this document and RBSG does not assume or undertake any obligation or responsibility to update any of the forward - looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required . This document is not intended to be and should not be construed as providing legal or financial advice . Nothing contained herein has been approved by any security regulatory authority . The distribution of this document and of the information it contains may be the subject of legal restrictions in some countries . Persons who might come into possession of it must inquire as to the existence of such restrictions and comply with them . Further Information Later in 2020 The Royal Bank of Scotland Group plc is intended to be renamed NatWest Group plc. An announcement will be made confirming when the name change has taken place. The issuer of the Green Bond discussed in this report will thereafter be named NatWest Group plc. Green Bond Allocation Report